The Aggressive Growth Fund

INVESTMENT STRATEGY

•	Investment Objective

The Aggressive Growth Fund seeks growth of capital by investing its assets primarily in exchange-traded funds (ETFs) that invest in equity securities, following a “Strategic Fund Selection” discipline.

•	Strategically-managed “fund of funds”

The Aggressive Growth Fund employs a “fund of funds” approach to investing in the equity market. The Fund offers investors the opportunity to invest in areas that Meeder Asset Management (“Meeder”), the Fund’s investment adviser believes to exhibit relative strength and relative value in the current stock market.

The Aggressive Growth Fund is managed for long-term growth and capital appreciation. The Fund employs a discipline of “Strategic Fund Selection”, which is based on a highly quantitative relative value analysis of the various styles, sectors, and capitalization ranges of the stock market.

•	Strategic Fund Selection

Strategic Fund Selection seeks to identify which areas of the stock market have the most attractive prospects for growth in the current market environment. The Aggressive Growth Fund may invest in funds that target growth or value stocks, large-, mid-, or small-cap stocks, or stocks from various industry sectors (e.g.: energy, financial services, technology, etc.,) depending on the areas that Meeder determines are demonstrating value relative to the overall market.

•	A fund for long-term, growth-oriented investors.

The Aggressive Growth Fund is designed for investors with a long-term time horizon and a high tolerance for risk. If you are an investor seeking long-term growth or looking to add a diversified fund to your portfolio, The Aggressive Growth Fund can become a cornerstone of your long-term investment plan.

•	Minimum Requirement

The minimum initial investment in The Aggressive Growth Fund is $2,500 and $500 for IRAs. For current yields, prospectus and applications, call The Flex-funds at 800-325-FLEX or visit our website at www.flexfunds.com.

PERFORMANCE UPDATE

Period & Average Annual Total Returns as of March 31, 2007

Three Months	2.46%
One Year	9.20%
Three Years	6.95%
Five Years	5.94%
Since Inception (2/29/00)	-2.42%

Expense Ratios**:	Net 1.88%	Gross 2.32%

PORTFOLIO HOLDINGS

As of March 31, 2007

1)	iShares Russell 1000 Value Index Fund	36%
2)	iShares Russell Midcap Value Fund	16%
3)	iShares MSCI EMU Index Fund	10%
4)	Amex Utilities Select Index Fund	9%
5)	S&P 500 Futures	8%
6)	iShares MSCI EAFE Index Fund	6%
7)	iShares Russell Midcap Index Fund	5%
8)	iShares S&P Midcap 400 Growth Index Fund	5%
9)	iShares Russell 1000 Growth Index Fund	5%

Portfolio Holdings are Subject to Change

ADDITIONAL INFORMATION

Portfolio Managers	Management Team*

Inception Date	February 29, 2000

Ticker Symbol	FLAGX

CUSIP Number	339370868

Distributions	Quarterly

Past performance is not a guarantee of future results. Performance data for The Aggressive Growth Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Aggressive Growth Fund during the periods shown above. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Albert Chu, CFA; Stephen D. Goodman, CMT; Robert G. Techentin; Robert S. Meeder, Jr. and Dale Smith.

** The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-766-6669 www.flexfunds.com Email: flexfunds@meederfinancial.com

The U.S. Government Bond Fund

INVESTMENT STRATEGY

•	Investment Objective

The U.S. Government Bond Fund seeks to maximize current income primarily through investment in U.S. Government securities or securities of any related agencies that are guaranteed by the U.S. Government.

•	“Defensive Investing” for the Bond Market

The Fund brings a discipline of “Defensive Investing” to the fixed income markets. Defensive Investing seeks to maximize current income through investment in U.S. Government and related agency securities when the risk/reward relationships are favorable. When the risk/reward relationships are unfavorable, the Fund seeks to preserve investment gains by shifting the Fund’s assets to shorter-term U.S. Government Securities or money market securities until conditions in the bond market are once again favorable for investment.

•	Daily Analysis of Market Conditions

The Fund’s investment advisor evaluates the risk/reward relationships of the bond market on a continuing basis, using an objective and quantitative decision model to determine market conditions. This model analyzes the relationships of various yield trends, along with economic and inflation data to determine the direction of intermediate-term interest rates.

•	How interest rate changes impact the Fund

When our model Indicates interest rates are stable or falling, the Fund will invest primarily in longer-term U.S. Government and related agency securities. When interest rates are unstable or rising, the Fund will shift assets to cash equivalents or shorter-term securities until the investment discipline once again favors investment in longer maturing securities.

•	For conservative or risk-averse investors

The U.S. Government Bond Fund is an ideal choice for conservative or risk-averse investors seeking an actively-managed fund that offers less volatility than most equity-based mutual funds.

•	Minimum Requirement

The minimum initial investment in The U.S. Government Bond Fund is $2,500 and $500 for IRAs. For current yields, prospectus and applications, call The Flex-funds at 800-325-FLEX or visit our website at www.flexfunds.com.

PERFORMANCE UPDATE

Period & Average Annual  Total Returns as of March 31, 2007

Three Months	1.25%
One Year	5.59%
Five Years	2.52%
Since Inception (5/9/85)	5.58%

Expense Ratios**:	Net 1.10%	Gross 2.05%

PORTFOLIO HOLDINGS

As of March 31, 2007

1)	Freddie Mac, 4.375%, 7/17/2015	31%
2)	Morgan Stanley DW, Inc. Repurchase Agmt., 5.4975%, 4/02/07	15%
3)	Federal Home Loan Bank, 5.375%, 9/09/2016	14%
4)	Federal Farm Credit, 2.25%, 6/28/2007	12%
5)	Federal Home Loan Bank, 3.00%, 12/28/2007	9%
6)	U.S. Treasury Note, 4.375%, 8/15/2012	7%
7)	U.S. Treasury Note, 4.00%, 11/15/2012	7%
8)	U.S. Treasury Note, 4.00%, 6/15/2009	5%

Portfolio Holdings are Subject to Change

ADDITIONAL INFORMATION

Portfolio Managers	Management Team*

Inception Date	May 7, 1985

Ticker Symbol	FLXBX

CUSIP Number	339370405

Distributions	Monthly

Past performance is not a guarantee of future results. Performance data for The U.S. Government Bond Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The U.S. Government Bond Fund during the periods shown above. Any management fee waiver or reimbursement is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Albert Chu, CFA; Stephen D. Goodman, CMT; Robert G. Techentin; Robert S. Meeder, Jr. and Dale Smith.

** The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-766-6669 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Defensive Growth Fund

INVESTMENT STRATEGY

•	Investment Objective

The Defensive Growth Fund seeks growth of capital by investing its assets primarily in exchange traded funds (ETFs), following a disciplined strategy of “Defensive Investing.”

•	Defensive Investing

Defensive Investing discipline, developed by Meeder Asset Management (Meeder) in 1974, seeks to maximize shareholder return through investment in equity Exchange Traded Funds (ETFs) when the investment advisor believes the risk/reward relationships of the stock market are positive. Using a quantitative model utilizing interest rate, economic and technical data, Defensive Investing seeks to preserve gains and avoid losses by shifting its assets to investment into fixed-income securities and money market instruments when the investment advisor believes the risk/reward relationships of the stock market are unfavorable.

•	Strategic Investing

When our investment models indicate a low risk stock market environment, the Fund employs a discipline of “Strategic Fund Selection”, which is based on a relative value analysis of the various styles, sectors, and capitalization ranges of the stock market.

Strategic Fund Selection seeks to identify which areas of the stock market have the most attractive prospects for growth in the current market environment. The Defensive Growth Fund® will invest in equity ETFs that target growth or value stocks, large-, mid-, or small-cap stocks, or stocks from various industry sectors (e.g.: energy, financial services, technology, etc.,) based upon relative valuations to the overall market.

•      A fund for investors seeking long-term growth potential but are concerned about moderating the risks associated with being invested in equities at all times.

“Defensive Investing” seeks to minimize an investor’s exposure to risk while maximizing gains when Meeder believes the risk/reward relationship of the stock market is positive. This makes The Defensive Growth Fund an investment choice for investors who are somewhat conservative or risk-averse but seek an actively managed fund providing the potential for positive investment returns over the long-term.

•	Minimum Requirement

The minimum initial investment in The Defensive Growth Fund is $2,500 or $500 for IRAs. For current yields, prospectus and applications, call The Flex-funds at 800-325-FLEX or visit our website at www.flexfunds.com.

PERFORMANCE UPDATE

Period & Average Annual Total Returns as of March 31, 2007

Three Months	2.00%
One Year	6.88%
Three Years	N/A
Five Years	N/A
Since Inception (1/31/06)	6.81%

Expense Ratios**:	Net 1.72%	Gross 1.94%

PORTFOLIO HOLDINGS

As of March 31, 2007

1)	iShares Russell 1000 Value Index Fund	37%
2)	iShares Russell Midcap Value Fund	21%
3)	S&P 500 Futures	10%
4)	Amex Utilities Select Index Fund	7%
5)	iShares MSCI EMU Index Fund	6%
6)	iShares Russell Midcap Index Fund	5%
7)	iShares Russell 1000 Growth Index Fund	5%
8)	iShares Dow Jones U.S. Industrial Sector Index Fund	4%
9)	iShares MSCI EAFE Index Fund	4%
10)	Consumer Staples Select Sector SPDR Fund	1%

Portfolio Holdings are Subject to Change

ADDITIONAL INFORMATION

Portfolio Managers	Management Team*

Inception Date	January 31, 2006

Ticker Symbol	FLDFX

CUSIP Number	339370843

Distributions	Quarterly

Past performance is not a guarantee of future results. Performance data for The Defensive Growth Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Defensive Growth Fund, during the period shown. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Albert Chu, CFA; Stephen D. Goodman, CMT; Robert G. Techentin; Robert S. Meeder, Jr. and Dale Smith.

** The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-766-6669 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Dynamic Growth Fund

INVESTMENT STRATEGY

•	Investment Objective

The Dynamic Growth Fund seeks growth of capital by investing its assets in equity mutual funds, exchange-traded funds (ETFs), and stock index futures, following a “Strategic Fund Selection” discipline.

•	Strategically-managed “fund of funds”

The Dynamic Growth Fund employs a “fund of funds” approach to investing in the equity market. The Fund offers investors the opportunity to invest in areas that Meeder Asset Management, Inc. (“Meeder”), the Fund’s investment adviser believes to exhibit relative strength and relative value in the current stock market.

The Dynamic Growth Fund is managed for long-term growth and capital appreciation. The Fund employs a discipline of “Strategic Fund Selection”, which is based on a highly quantitative relative value analysis of the various styles, sectors, and capitalization ranges of the stock market.

•	Strategic Fund Selection

Strategic Fund Selection seeks to identify which areas of the stock market have the most attractive prospects for growth in the current market environment. The Dynamic Growth Fund may invest in mutual funds and ETFs that target growth or value stocks, large, mid-, or small-cap stocks, or stocks from various industry sectors (e.g.: energy, financial services, technology, etc.,) depending on the areas that the Investment Advisor determines are demonstrating value relative to the overall market.

•	For long-term, growth-oriented investors.

The Dynamic Growth Fund is designed for investors with a long-term time horizon and a greater tolerance for risk. If you are an investor seeking growth or looking to add a diversified fund to your portfolio, The Dynamic Growth Fund can become a cornerstone of your long-term investment plan.

•	Minimum Requirement

The minimum initial investment in The Dynamic Growth Fund is $2,500 and $500 for IRAs. For current yields, prospectus and applications, call The Flex-funds at 800-325-FLEX or visit our website at www.flexfunds.com.

PERFORMANCE UPDATE

Period & Average Annual Total Returns as of March 31, 2007

Three Months	1.88%
One Year	10.53%
Three Years	7.61%
Five Years	6.22%
Since Inception (2/29/00)	0.01%

Expense Ratios**:	Net 1.41%	Gross. 1.86%

PORTFOLIO HOLDINGS

As of March 31, 2007

1)	Allegiant Mid Cap Value Fund	16%
2)	Goldman Sachs Structured Large Cap Value	14%
3)	MFS Value Fund - A	14%
4)	Allianz NFJ Dividend Value Fund	14%
5)	iShares Russell 1000 Growth Index Fund	12%
6)	Allianz NACM Int'l Fund - I	11%
7)	S&P 500 Futures	8%
8)	Goldman Sachs Mid Cap Value Fund	5%
9)	iShares Russell Midcap Index Fund	5%
10)	Rydex Large Cap Value Fund	1%

Portfolio Holdings are Subject to Change

ADDITIONAL INFORMATION

Portfolio Managers	Management Team*

Inception Date	February 29, 2000

Ticker Symbol	FLDGX

CUSIP Number	339370876

Distributions	Quarterly

Past performance is not a guarantee of future results. Performance data for The Dynamic Growth Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Dynamic Growth Fund during the periods shown above. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Albert Chu, CFA; Stephen D. Goodman, CMT; Robert G. Techentin; Robert S. Meeder, Jr. and Dale Smith.

** The Net and Gross Expense Ratios are percentages of the Funds’ average net assets as they are shown in the most current Funds’ Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-766-6669 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Focused Growth Fund

INVESTMENT STRATEGY

•	Investment Objective

The Focused Growth Fund seeks growth of capital by investing its assets primarily in exchange-traded funds (ETFs) that invest in equity securities, following a “Strategic Fund Selection” discipline.

•	Strategically-managed “fund of funds”

The Focused Growth Fund employs a “fund of funds” approach to investing in the equity market. The Fund offers investors the opportunity to invest in areas that Meeder Asset Management, Inc. (“Meeder”), the Fund’s investment adviser believes to exhibit relative strength and relative value in the current stock market.

The Focused Growth Fund is managed for long-term growth and capital appreciation. The Fund employs a discipline of “Strategic Fund Selection”, which is based on a highly quantitative relative value analysis of the various styles, sectors, and capitalization ranges of the stock market.

•	Strategic Fund Selection

Strategic Fund Selection seeks to identify which areas of the stock market have the most attractive prospects for growth in the current market environment. The Focused Growth Fund may invest in the ETFs that target growth or value stocks, large-, mid-, or small-cap stocks, or stocks from various industry sectors (e.g.: energy, financial services, technology, etc.,) depending on the areas that Meeder determines are demonstrating value relative to the overall market.

•	For long-term, growth-oriented investors.

The Focused Growth Fund is designed for investors with a long-term horizon and a high tolerance for risk. If you are an investor seeking long-term growth or looking to add a diversified fund to your portfolio, The Focused Growth Fund can become a cornerstone of your longterm investment plan.

•	Minimum Requirement

The minimum initial investment in The Focused Growth Fund is $2,500 and $500 for IRAs. For current yields, prospectus and applications, call The Flex-funds at 800-325-FLEX or visit our website at www.flexfunds.com.

PERFORMANCE UPDATE

Period & Average Annual Total Returns as of March 31, 2007

Three Months	2.05%
One Year	9.14%
Three Years	N/A
Five Years	N/A
Since Inception (1/31/06)	8.66%

Expense Ratios**:	Net 1.75%	Gross 1.93%

PORTFOLIO HOLDINGS

As of March 31, 2007

1)	iShares Russell 1000 Value Index Fund	37%
2)	iShares Russell Midcap Value Fund	20%
3)	S&P 500 Futures	11%
4)	Amex Utilities Select Index Fund	7%
5)	iShares MSCI EMU Index Fund	6%
6)	iShares Russell Midcap Index Fund	5%
7)	iShares Russell 1000 Growth Index Fund	5%
8)	iShares Dow Jones U.S. Industrial Sector Index Fund	4%
9)	iShares MSCI EAFE Index Fund	4%
10)	Consumer Staples Select Sector SPDR Fund	1%

Portfolio Holdings are Subject to Change

ADDITIONAL INFORMATION

Portfolio Managers	Management Team*

Inception Date	January 31, 2006

Ticker Symbol	FLFGX

CUSIP Number	339370835

Distributions	Quarterly

Past performance is not a guarantee of future results. Performance data for The Focused Growth Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Focused Growth Fund, during the period shown. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Albert Chu, CFA; Stephen D. Goodman, CMT; Robert G. Techentin; Robert S. Meeder, Jr. and Dale Smith.

** The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-766-6669 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Money Market Fund (Retail Class)

INVESTMENT STRATEGY

•	Investment Objective

The Money Market Fund seeks to provide current income while maintaining a stable share price of $1.00. To pursue this goal, the Fund invests in high quality, short-term money market instruments, such as securities backed by the full faith and credit of the U.S. Government, securities issued by U.S. Government agencies, or obligations issued by corporations and financial institutions.

•	A Leading Money Market Fund

One of the top performing general purpose money market funds for more than 20 years, The Flex-funds Money Market Fund seeks to provide investors with competitive yields that place the Fund among the top 10% of general purpose money market funds each year monitored by iMoneyNet, Inc., a leading money market fund ranking organization.

•	Invests in first-tier short-term securities.

As interest rates fall, the advisor attempts to purchase securities with longer maturities in order to delay reinvestment into a declining interest rate environment. Conversely, as the advisor is faced with a rising interest rate environment, purchases are made in securities with shorter maturities in an attempt to reinvest assets more quickly in securities with higher yields.

•	Check Writing Privileges ($100 Minimum)

Investors in The Money Market Fund may also enjoy great benefits such as free check writing, exchanges, and withdrawals. Checks can be written against your Flex-funds Money Market Fund account for as little as $100.

•	A fund for short-term investment needs

With the advantages of competitive yields, convenience, and flexibility, The Flex-funds Money Market Fund makes an ideal choice for short-term investment objectives, whether you are seeking a competitive money market yield or a liquid investment vehicle.

•	Minimum Requirement

The minimum initial investment in The Money Market Retail Fund is $2,500 and $500 for IRAs. For current yields, prospectus and applications, call The Flex-funds at 800-325-FLEX or visit our website at www.flexfunds.com.

PERFORMANCE UPDATE

Period & Average Annual Total Returns as of March 31, 2007

One Year	4.92%
Three Years	3.21%
Five Years	2.38%
Ten Years	3.69%
Since Inception (3/27/85)	5.03%

Current & Effective Yields as of March 31, 2007*

7-day Simple Yield	4.94%
7-day Compound Yield	5.05%

PORTFOLIO HOLDINGS

As of March 31, 2007

1)	Variable Rate Corporate Notes	38%
2)	Repurchase Agreements	24%
3)	Commercial Paper	17%
4)	Corporate Notes	11%
5)	Certificates of Deposit	7%
6)	U.S. Government Agency Notes	3%

Portfolio Holdings are Subject to Change

ADDITIONAL INFORMATION

Portfolio Manager	Management Team**

Inception Date	March 27, 1985

Ticker Symbol	FFMXX

CUSIP Number	339370504

Distributions	Monthly

Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates period and average annual total returns and current and effective yields for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the periods shown above. An investment in The Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

* Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

** The management team includes the following members: Albert Chu, CFA; Stephen D. Goodman, CMT; Robert G. Techentin; Robert S. Meeder, Jr. and Dale Smith.

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-766-6669 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Money Market Fund (Institutional Class)

INVESTMENT STRATEGY

•	Investment Objective

The Money Market Fund seeks to provide current income while maintaining a stable share price of $1.00. To pursue this goal, the Fund invests primarily in high quality, short-term money market instruments, such as securities backed by the full faith and credit of the U.S. Government, securities issued by U.S. Government agencies, or obligations issued by corporations and financial institutions.

•	Invests in first-tier short-term securities.

As interest rates fall, the advisor attempts to purchase securities with longer maturities in order to delay reinvestment into a declining interest rate environment. Conversely, as the advisor is faced with a rising interest rate environment, purchases are made in securities with shorter maturities in an attempt to reinvest assets more quickly in securities with higher yields.

•	How interest rate changes impact the Fund

When interest rates are falling, the investment advisor attempts to purchase securities with longer maturities to seek higher yields. When interest rates are rising, the investment advisor attempts to purchase shorter-term securities to seek high yields with low relative risk.

•	Seeks competitive yields/ low expense ratio

The Fund attempts to offer competitive yields relative to other institutional money market funds by managing the fund’s expense ratio.

•	A fund for short-term investment needs

With the advantages of competitive yields, convenience, and flexibility, The Flex-funds Money Market Fund makes an ideal choice for short-term investment objectives, whether you are seeking a competitive money market yield or a liquid investment vehicle.

•	Minimum Requirement

The minimum initial investment in The Money Market Institutional Fund is $1,000,000. For current yields, prospectus and applications, call The Flexfunds at 800-325-FLEX or visit our website at www.flexfunds.com.

PERFORMANCE UPDATE

Period & Average Annual Total Returns as of March 31, 2007

One Year	5.06%
Since Inception (12/28/04)	4.06%

Current & Effective Yields as of March 31, 2007*

7-day Simple Yield	5.08%
7-day Compound Yield	5.20%

PORTFOLIO HOLDINGS

As of March 31, 2007

1)	Variable Rate Corporate Notes	38%
2)	Repurchase Agreements	24%
3)	Commercial Paper	17%
4)	Corporate Notes	11%
5)	Certificates of Deposit	7%
6)	U.S. Government Agency Notes	3%

Portfolio Holdings are Subject to Change

ADDITIONAL INFORMATION

Portfolio Manager	Management Team**

Inception Date	December 28, 2004

Ticker Symbol	FFIXX

CUSIP Number	339370850

Distributions	Monthly

Minimum Initial Investment	$1,000,000

Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates period and average annual total returns and current and effective yields for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the periods shown above. An investment in The Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

* Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

** The management team includes the following members: Albert Chu, CFA; Stephen D. Goodman, CMT; Robert G. Techentin; Robert S. Meeder, Jr. and Dale Smith.

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-766-6669 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Muirfield Fund®

INVESTMENT STRATEGY

•	Investment Objective

The Muirfield Fund® seeks growth of capital by investing in other equity mutual funds that are not affiliated with the Fund and Exchange Traded Funds (ETFs), guided by a disciplined strategy of “Defensive Investing.”

•	Defensive Investing

Defensive Investing discipline, developed by Meeder Asset Management (Meeder) in 1974, seeks to maximize shareholder return through investment in equity mutual funds and ETFs when the investment advisor believes the risk/reward relationships of the stock market are positive. Using a quantitative model utilizing interest rate, economic and technical data, Defensive Investing seeks to preserve gains and avoid losses by shifting its assets to investment into fixed-income securities and money market instruments when the investment advisor believes the risk/reward relationships of the stock market are unfavorable.

•	Strategic Investing

When our investment models indicate a low risk stock market environment, the Fund employs a discipline of “Strategic Fund Selection”, which is based on a relative value analysis of the various styles, sectors, and capitalization ranges of the stock market.

Strategic Fund Selection seeks to identify which areas of the stock market have the most attractive prospects for growth in the current market environment. The Muirfield Fund® may invest in mutual funds and ETFs that target growth or value stocks, large-, mid-, or small-cap stocks, or stocks from various industry sectors (e.g.: energy, financial services, technology, etc.,) based upon relative valuations to the overall market.

•    A fund for investors seeking long-term growth potential but are concerned about moderating the risks associated with being invested in equities at all times.

“Defensive Investing” seeks to minimize an investor’s exposure to risk while maximizing gains when Meeder believes the risk/reward relationship of the stock market is positive. This makes The Muirfield® Fund an investment choice for investors who are somewhat conservative or risk-averse but seek an actively managed fund providing the potential for positive investment returns over the long-term.

•	Minimum Requirement

The minimum initial investment in The Muirfield Fund® is $2,500 and $500 for IRAs. For current yields, prospectus and applications, call The Flex-funds at 800-325-FLEX or visit our website at www.flexfunds.com.

PERFORMANCE UPDATE

Period & Average Annual Total Returns as of March 31, 2007
Three Months	1.72%
One Year	8.81%
Three Years	6.85%
Five Years	6.70%
Ten Years	6.32%
Since Inception (8/10/88)	8.75%

Expense Ratios**:	Net 1.42%	Gross 1.78%

PORTFOLIO HOLDINGS

As of March 31, 2007
1)	MFS Value Fund - A	16%
2)	Goldman Sachs Structured Large Cap Value	15%
3)	Allegiant Mid Cap Value Fund - A	15%
4)	Allianz NFJ Dividend Value Fund	14%
5)	iShares Russell 1000 Growth Index Fund	12%
6)	Allianz NACM Int'l Fund - I	7%
7)	S&P 500 Futures	6%
8)	iShares Russell Midcap Index Fund	5%
9)	Artisan Mid Cap Value Fund	5%
10)	SSgA Int’l Stock Selection Fund	5%

Portfolio Holdings are Subject to Change

ADDITIONAL INFORMATION

Portfolio Manager	Management Team**

Inception Date	August 10, 1988

Ticker Symbol	FLMFX

CUSIP Number	339370603

Distributions	Quarterly

Past performance is not a guarantee of future results. Performance data for The Muirfield Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Muirfield Fund, during the period shown. This waiver is voluntary and may be terminated at any time.
This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Albert Chu, CFA; Stephen D. Goodman, CMT; Robert G. Techentin; Robert S. Meeder, Jr. and Dale Smith.

** The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-766-6669 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Quantex Fund™
(Formerly known as The Highlands Growth Fund)

INVESTMENT STRATEGY

•	Investment Objective

The Quantex Fund™ seeks growth of capital over a long-term time horizon through investment in a diversified, style-neutral portfolio of small- and mid-capitalization stocks.

•	A quantitative investment strategy

The Quantex Fund™ employs a quantitative investment strategy that selects common stocks from a predetermined market capitalization range. The stocks purchased by the Fund will generally fall in the small- and mid-cap range of the stock market, and may either be growth or value stocks. The Fund is typically diversified across all major industry sectors.

•	“Fallen Angels” & “Rising Stars”

The stocks owned by the Fund typically fall in two categories: 1) Fallen Angels — larger capitalization companies whose stock prices have declined in recent years but are poised for a possible rebound; 2) Rising Stars — smaller capitalization companies with the potential to perform well on both an absolute and relative basis.

•	Stock screening process

Stocks are screened for inclusion or removal from the Fund’s portfolio on an annual basis. Stocks in the portfolio whose value has grown or fallen out of the predetermined market capitalization range are sold. Meanwhile, new stocks that have fallen or risen into the predetermined capitalization range are added to the Fund’s portfolio. The securities held by the Fund are generally held for a long-term period, resulting in low portfolio turnover.

•	For long-term, growth-oriented investors.

This strategy results in a well-diversified, styleneutral portfolio that is an ideal investment choice for long-term investors seeking growth of capital.

•	Minimum Requirement

The minimum initial investment in The Quantex Fund™ is $2,500 or $500 for IRAs. For current yields, prospectus and applications, call The Flex-funds at 800-325-FLEX or visit the website at www.flexfunds.com.

PERFORMANCE UPDATE

Period & Average Annual Total Returns as of March 31, 2007

Three Months	4.08%
One Year	11.87%
Three Years	11.80%
Five Years	6.13%
Ten Years	7.34%
Since Inception (3/20/85)	7.86%

Expense Ratios**:	Net 1.75%	Gross 2.21%

Results prior to April 30, 2005 reflect a combination of the Fund’s previous investment strategy and current investment strategy.

SECTOR WEIGHTINGS

As of March 31, 2007

1)	Consumer, Non-cyclical	17%
2)	S&P 400 Midcap	16%
3)	Consumer, Cyclical	16%
4)	Industrial	14%
5)	Communications	10%
6)	Technology	9%
7)	Basic Materials	6%
8)	Financial	4%
9)	Energy	4%
10)	Utilities	3%
11)	Cash and Equivalents	1%

Portfolio Holdings are Subject to Change

TOP TEN HOLDINGS

As of March 31, 2007

1)	RadioShack Corp	1.25%
2)	The Goodyear Tire & Rubber Co.	1.08%
3)	Big Lots, Inc	1.07%
4)	Dollar General Corp	1.04%
5)	Temple-Inland, Inc	1.02%
6)	LSI Logic Corp	1.01%
7)	Molson Coors Brewing Co.	1.01%
8)	Dynegy, Inc.	1.01%
9)	Hospira, Inc.	0.97%
10)	King Pharmaceuticals, Inc	0.97%

ADDITIONAL INFORMATION

Portfolio Manager	Management Team*

Inception Date	March 20, 1985

Ticker Symbol	FLCGX

CUSIP Number	339370207

Past performance is not a guarantee of future results. Performance data for The Quantex Fund™ indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Quantex Fund. The Fund’s management fee waiver is contractual and may be terminated annually by the adviser on its renewal date.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

*The management team includes the following members: Albert Chu, CFA; Stephen D. Goodman, CMT; Robert G. Techentin; Robert S. Meeder, Jr. and Dale Smith.

** The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-766-6669 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Socially Responsible Utilities Fund
(Formerly known as The Total Return Utilities Fund)

INVESTMENT STRATEGY

•	Investment Objective

The Socially Responsible Utilities Fund seeks current income and capital appreciation by investing in equity securities of domestic, foreign utility companies and their suppliers. However, the fund will not invest in electric utilities that generate power from nuclear reactors.

•	Two ways to seek total return

Research has shown that when companies steadily increase their dividend payments to shareholders, their share prices also tend to increase as well. By investing in companies demonstrating a willingness to pay increasing dividends to shareholders, The Socially Responsible Utilities Fund seeks growth through increased rates of income and through growth of capital.

•	Invests in fiscally-sound utility companies

The Socially Responsible Utilities Fund seeks to meet its objective by investing in fiscally-sound utility companies across the broad utilities market. The Fund evaluates these companies on fundamental criteria of financial strength, and seeks to invest in those that show the most attractive prospects for increased dividend payments and future growth.

•	A socially-responsible mutual fund

The Socially Responsible Utilities Fund seeks to be a socially-responsible mutual fund by avoiding companies with exposure to the nuclear power industry. The Fund also favors companies in utilityfriendly states with fewer regulations to constrain earnings growth.

•	For long-term, income-oriented investors.

The Socially Responsible Utilities Fund is designed for investors with a long-term time horizon and some tolerance for risk. If you are an investor seeking a fund to provide income or looking to diversify your portfolio with a socially-responsible sector fund, The Socially Responsible Utilities Fund is an ideal choice for investors seeking current income with a focus on appreciation of capital over the long-term.

•	Minimum Requirement

The minimum initial investment in The Socially Responsible Utilities Fund is $2,500 and $500 for IRAs. For current yields, prospectus and applications, call The Flex-funds at 800-325-FLEX or visit our website at www.flexfunds.com.

PERFORMANCE UPDATE

Period & Average Annual Total Returns as of March 31, 2007

Three Months	5.67%
One Year	19.71%
Three Years	18.82%
Five Years	7.14%
Ten Years	9.29%
Since Inception (6/21/95)	10.07%

Expense Ratios**:	Net 2.03%	Gross 2.21%

SECTOR WEIGHTINGS

As of March 31, 2007

1)	Telephone & Telecommunications	29%
2)	Natural Gas Distribution	20%
3)	Electric Utility	16%
4)	Pipelines	16%
5)	Oil Exploration & Production	11%
6)	Independent Power Producer	5%
7)	Water Utility	2%
8)	Cash & Equivalents	1%

Portfolio Holdings are Subject to Change

TOP TEN HOLDINGS

As of March 31, 2007
1)	Questar Corp	5.02%
2)	Sprint Nextel Corp	4.05%
3)	Sierra Pacific Resources	3.99%
4)	Southern Union Co	3.85%
5)	Kinder Morgan Energy Partners	3.84%
6)	NiSource, Inc	3.56%
7)	AT&T, Inc	3.49%
8)	Ultra Petroleum Corp	3.38%
9)	Energy East Corp	3.25%
10)	Pioneer Natural Resources Co	3.20%

ADDITIONAL INFORMATION

Portfolio Manager	Lowell G. Miller

Inception Date	June 21, 1995

Ticker Symbol	FLRUX

CUSIP Number	339370884

Distributions	Monthly

Past performance is not a guarantee of future results. Performance data for The Socially Responsible Utilities Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Socially Responsible Utilities Fund during the periods shown above. Because The Socially Responsible Utilities Fund concentrates its investments in public utility companies, the value of the Fund’s shares may fluctuate more than if invested in a greater number of industries. Changes in interest rates may also affect the value of utility stocks. Any management fee waiver or reimbursement is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

** The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-766-6669 www.flexfunds.com Email: flexfunds@meederfinancial.com